

Mail Stop 3561

July 14, 2009

Mr. James Cole
Chief Executive Officer
Noble Innovations, Inc.
3044 North 33rd Avenue
Phoenix, Arizona

> **Re:** **Noble Innovations, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 26, 2009**
> **Amendment No. 1 to Form 8-K**
> **Filed June 12, 2009**
> **Amendment No. 2 to Form 8-K**
> **Filed July 13, 2009**
> **File No. 0-53433**

Dear Mr. Cole:

 We have completed our review of your Form 8-K and related filings and have no further comments at this time.

 Sincerely,

 Adam Phippen
 Staff Accountant